SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

1.    DATE AND TIME: April 6, 2016, at 10:00 a.m. 2. PLACE: at the Company’s principal place of business, located at Rua Eteno no 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, in the Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: Call Notice published according to article 124 of Law 6,404/76 (“LSA”), in the “Official Gazette of the State of Bahia”, in editions of March 05, 08 and 09, 2016 and in the newspaper “O Correio da Bahia”, in editions of March 05, 06 and 07, 2016. 4. PUBLICATIONS: publication of the notices referred to in the main section of article 133 of the Corporation Law is waived, in view of the publication, within the legal term, of the documents referred to therein, namely: Management Report and Financial Statements related to the fiscal year ended at December 31, 2015, accompanied by the Management's Explanatory Notes and Opinion from KPMG Auditores Independentes, in the newspaper “O Correio da Bahia” and in the Official Gazette of the State of Bahia, in editions of February 25, 2016. 5. ATTENDANCE: Shareholders representing more than 97% of the voting capital of the Company, as per the signatures below and those contained in the "Shareholders' Attendance Book". The following individuals were also present: (i) for purposes of the provisions of the Corporation Law, in its article 134, paragraph 1, Mr. Marcelo Cerqueira, representative of the Company's management, and Mr. Anselmo Neves Macedo, enrolled in the Regional Accounting Council (CRC) under No. 1SP160482/O-6, representative of KPMG Auditores Independentes; and (ii) in compliance with the terms of article 164 of the Corporation Law, Mr. Ismael Campos de Abreu, member of the Company's Fiscal Board. The presence of shareholders representing more than 57% of the preferred shares was also recorded, as per the signatures contained in the "Shareholders' Attendance Book". 6. COMPOSITION OF THE PRESIDING BOARD: Chairman: Monique Mesquita Mavignier de Lima and Secretary: Alessandra Ordunha Araripe, chosen as established in article 16, paragraph 3, of the Bylaws. 7. FISCAL BOARD'S OPINION: The Company's Fiscal Board, in its Opinion issued on February 17, 2016, was favorable to the approval, by the Ordinary General Meeting, of the Financial Statements, Explanatory Notes and respective Opinion from the Independent Auditors, all related to the fiscal year ended on December 31, 2015. 8. AGENDA: I) ORDINARY GENERAL MEETING– 01) Examination, discussion and voting on the Management Report and respective Managers' Accounts and Financial Statements with Explanatory Notes, pertaining to the fiscal year ended on December 31, 2015, accompanied by the opinion from the independent auditors and the opinion from the Fiscal Board; 02) Examination, discussion and voting on the Capital Budget proposal; 3) Review, discussion and voting on the Management Proposal for the allocation of net profits of the fiscal year ended on December 31, 2015, including the distribution of dividends; 04) Election of the members of the Board of Directors; 05) Election of the Chairman and Vice Chairman of the Company's Board of Directors; 06) Election of the members of the Fiscal Board; 07) Establishment of the aggregate annual compensation of the managers and members of the Fiscal       Board; and II) EXTRAORDINARY GENERAL MEETING – 01) amendment to article 4 of the Company's Bylaws to reflect the conversion of shares and restatement thereof. 9. DELIBERATIONS: Upon proposal by the Chairman, the shareholders present unanimously resolved to draft the minutes pertaining to these Ordinary and Extraordinary Meetings in summary form, as well as to publish them omitting the signatures of the shareholders present, pursuant to article 130 of the Corporation Law. The matters contained in the Agenda were subject to discussion and voting, with the following resolutions having been made: 9.1.) ORDINARY GENERAL MEETING 9.1.1) FINANCIAL STATEMENTS AND MANAGEMENT REPORT – approval, by unanimity, with no reservations or provisos, including abstention from those legally prevented from voting, of the Management Report, the Management Accounts, the Financial Statements and the respective Explanatory Notes, related to the fiscal year ended on December 31, 2015, containing the opinions on them issued by the independent auditors KPMG Auditores Independentes and by the Fiscal Board; 9.1.2) CAPITAL BUDGET – approval by unanimity of the Capital Budget, as proposed by the Company’s management; 9.1.3) ALLOCATION OF THE RESULTS OF THE 2015 FISCAL YEAR – approval by unanimity of the allocation of net profits for the fiscal year ended on December 31, 2015, in the total amount of R$ 3,140,311,007.42, added by the realization of the additional indexation of the fixed assets, joint realization of the attributed costs of controlled company and forfeited dividends, totaling the amount of R$ 3,168,992,472.76, as follows: a) R$ 158,449,623.64 for the Legal Reserve; b) R$ 1,000,000,000.00 for the payment of dividends, which corresponds to 32% of the net profits adjusted for the calculation of dividends, distributed as follows: the gross amount of (i) one real, twenty-five cents and a fraction (R$ 1.25671835741) per common share or class "A" preferred share; (ii) sixty cents and a fraction (R$ 0.6062497993) per class "B" preferred share; (iii) two Reais, fifty-one cents and a fraction (R$ 2.51343671482) per “American Depositary Receipt” (ADR); and c) R$ 2,010,542,849.12 withheld, according to justifications contained in the Capital Budget, drafted under article 196 of Law 6,404/76, approved in item 9.1.2 above. The dividends are declared on the date hereof and shall be paid as of April 15, 2016, according to the Notice to Shareholders, which shall be timely published by the Company; 9.1.4) ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS – after stating the absence of a request for multiple vote on the part of shareholders, the following individuals were reelected and elected, as the case may be, by unanimity, as acting members and respective alternates for the Board of Directors of the Company, for a term of office of two (2) years, initiated on the date hereof and ending at the Ordinary General Meeting that will examine the managers' accounts for the fiscal year ending on December 31, 2017: NEWTON SERGIO DE SOUZA, Brazilian citizen, married under the universal property ruling, attorney, bearer of Identity Card RG No. 03.604.882-5 IFP/RJ and enrolled in the Individual Taxpayer's Register of the Ministry of Finance (CPF/MF) under No. 261.214.417-04, resident and domiciled in São

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; MARCELA APARECIDA DREHMER ANDRADE, Brazilian citizen, married under the partial property ruling, business administrator, bearer of Identity Card RG No. 03797428-96 SSP/BA and enrolled in the CPF/MF under No. 515.029.505-10, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; DANIEL BEZERRA VILLAR, Brazilian citizen, married under the partial property ruling, civil engineer, bearer of Identity Card RG No. 093701548 IFP/RJ and enrolled in the CPF/MF under No. 024.449.667-67, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; LUIZ DE MENDONÇA, Brazilian citizen, married under the partial property ruling, production engineer, bearer of Identity Card RG No. 10.445.472-6 SSP/SP and enrolled in the CPF/MF under No. 063.523.448-36, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; ALVARO FERNANDES DA CUNHA FILHO, Brazilian citizen, married under the universal property ruling, civil engineer, bearer of Identity Card RG No. 0062595458 SSP/BA, enrolled in the CPF/MF under No. 030.495.905-72, resident and domiciled in São Paulo/SP, with business address at Rua Samuel Morse, 134, 7° Andar – Conj. 73, Bairro Cidade Monções, CEP. 04576-060 - São Paulo, SP; ALFREDO LISBOA RIBEIRO TELLECHEA, Brazilian citizen, married under the separate property ruling, civil engineer, bearer of Identity Card RG No. 2.015.637.065 SSP/RS, enrolled in the CPF/MF under No. 296.191.810-34, resident and domiciled in Porto Alegre/RS, with business address at Av. Soledade, nº 550/201, Petrópolis, Porto Alegre/RS, CEP. 90470-340; ANTONIO BRITTO FILHO, Brazilian citizen, married under the partial property ruling, journalist, bearer of Identity Card RG No. 53.154.467-9 – SSP/SP, enrolled in the CPF/MF under No. 149.090.140-04, resident and domiciled in the City of São Paulo, at Rua Verbo Divino, nº 1.488, conj. 7A, Chácara Santo Antônio, São Paulo/SP, CEP. 04719-904; ERNANI FILGUEIRAS DE CARVALHO, Brazilian citizen, married under the universal property ruling, engineer, bearer of Identity Card RG No. 03.793.534-3, IFP/RJ, and enrolled in the CPF/MF under No. 352.749.567-34, resident and domiciled in the City of Rio de Janeiro, with address at Rua Redentor, 238, apto 201, Ipanema, Rio de Janeiro/RJ, CEP. 22421-030; EDSON CHIL NOBRE, Brazilian citizen, married under the universal property ruling, engineer, bearer of Identity Card RG No. 05300593, issued by the Regional Chemistry Council, and enrolled in the CPF/MF under No. 163.808.519-68, resident and domiciled in the City of Rio de Janeiro, at Av. Oswaldo Cruz, 149, apto. 1005, Flamengo, Rio de Janeiro/RJ, CEP. 22250-060; JOÃO CARLOS TRIGO DE LOUREIRO, Brazilian citizen, married under the universal property ruling, economist, bearer of Identity Card (RG) No. 2686865 IFP/RJ and enrolled in the CPF/MF under No. 245.706.997-15, resident and domiciled in the city of Rio de Janeiro, at Av. Henrique Valadares,

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      nº 28, 8º andar, Torre A, Centro, Rio de Janeiro/RJ – CEP 20031-030; and ANTONIO APARECIDA DE OLIVEIRA, Brazilian citizen, married under the partial property ruling, engineer, bearer of Identity Card (RG) No. 1.179.862 SSP/MG and enrolled in the CPF/MF under No. 370.844.456-68, resident and domiciled in the city of Rio de Janeiro, at Av. Henrique Valadares, nº 28, 8º andar, Torre A, Centro, Rio de Janeiro/RJ, CEP 20031-030; and as respective alternate members: MAURICIO ROBERTO DE CARVALHO FERRO, Brazilian citizen, single, attorney, enrolled in the Brazilian Bar Association, Rio de Janeiro Chapter (OAB/RJ) under No. 71,229, and in the CPF/MF under No. 371.505.961-34, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP 05501-050; MAURO MOTTA FIGUEIRA, Brazilian citizen, married under the partial property ruling, production engineer, bearer of Identity Card RG No. 11.335.092-2 SSP/SP and enrolled in the CPF/MF under No. 115.134.858-90, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP. 05501-050; CARLA GOUVEIA BARRETTO, Brazilian citizen, married under the partial property ruling, business administrator, bearer of Identity Card RG No. 03.191.314-83 SSP/BA and enrolled in the CPF/MF under No. 617.162.195-15, resident and domiciled in the City of São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP. 05501-050; LUCIANO DEQUECH, Brazilian citizen, married under the partial property ruling, attorney, bearer of Identity Card RG No. 17.493.746 SSP/SP and enrolled in the CPF/MF under No. 280.029.928-22, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, 120, 13º andar, Butantã, São Paulo/SP, CEP 05501-050; TICIANA VAZ SAMPAIO MARIANETTI, Brazilian citizen, married under the partial property ruling, civil engineer, bearer of Identity Card RG No. 04.835.223-33 SSP/BA and enrolled in the CPF/MF under No. 544.408.075-34, resident and domiciled in the City of São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP 05501-050; MONICA BAHIA ODEBRECHT, Brazilian citizen, divorced, attorney, enrolled in the Brazilian Bar Association, Bahia Chapter (OAB/BA) under No. 11436 and in the CPF/MF under No. 541.080.715-49, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 15º andar, Butantã, São Paulo/SP, CEP 05501-050; JOSÉ DE FREITAS MASCARENHAS, Brazilian citizen, married under the separate property ruling, civil engineer, bearer of Identity Card RG No. 00356.697 80 SSP/BA, and enrolled in the CPF/MF under No. 000.630.535-00, resident and domiciled in Salvador/BA, with business address at Av. Luis Viana Filho, nº 2841, Paralela, Salvador/BA, CEP. 41.730-900; ARÃO DIAS TISSER, Brazilian citizen, single, born on July 20, 1975, engineer, bearer of Identity Card RG No. M-6.282.853, SSP/MG and enrolled in the CPF/MF under No. 879.023.036-15, resident and domiciled at Av. Henrique Valadares nº 28, 8º andar, Torre A, Centro, Rio de Janeiro/RJ, CEP. 20031-030; SERGIO BOTTINO, Brazilian citizen, married

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      under the partial property ruling, engineer, bearer of Identity Card RG No. 03.732.446-4, Detran/RJ and enrolled in the CPF/MF under No. 551.409.047-72, resident and domiciled at Henrique Valadares, nº 28, 18º andar, Torre A, Centro, Rio de Janeiro/RJ, CEP. 20031-030; PAULO CEZAR FERNANDES DA SILVA, Brazilian citizen, single, born on January 7, 1959, engineer, bearer of Identity Card RG No. 05.182.114-8 IFP/RJ and enrolled in the CPF/MF under No. 773.774.277-87, resident and domiciled at Av. Henrique Valadares nº 28, 8º andar, Torre A, Centro, Rio de Janeiro/RJ, CEP. 20031-030; MARCUS VINICIUS DE OLIVEIRA, Brazilian citizen, married under the partial property ruling, engineer, bearer of Identity Card RG No. 08012652-7, IFP/RJ and enrolled in the CPF/MF under No. 825.822.207-44, resident and domiciled at Av. Henrique Valadares nº 28, 9º andar, Torre A, Centro, Rio de Janeiro/RJ, CEP. 20031-030. Due to the provisions in article 19 of the Company’s Bylaws, the shareholders present unanimously approved the appointment to occupy the positions of Chairman and Vice Chairman, respectively, of Messrs. NEWTON SERGIO DE SOUZA and ERNANI FILGUEIRAS DE CARVALHO. The Board Members herein reelected and/or elected are invested in office on the date hereof and represent, for all legal purposes and under the penalty of law, pursuant to the provisions in article 37, item ii, of Law 8,934 of November 18, 1994, with the wording of article 4 of Law 10,194 of February 14, 2001, that they are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal sentence, having also submitted, in order to comply with the provisions in CVM (Securities Commission) Rulings Nos. 358, of January 3, 2002, and 367 of May 29, 2002 and with the Term of Consent of Managers to the rules contained in Level 1 Listing Regulations of BM&FBOVESPA S.A., written statements, pursuant to said Rulings, which were filed at the Company’s headquarters. Due to the reelections and elections resolved upon above, the Board of Directors shall have the following composition: HOLDERS: NEWTON SERGIO DE SOUZA; MARCELA APARECIDA DREHMER ANDRADE; DANIEL BEZERRA VILLAR; LUIZ DE MENDONÇA; ALVARO FERNANDES DA CUNHA FILHO; ALFREDO LISBOA RIBEIRO TELLECHEA; ANTONIO BRITTO FILHO and ERNANI FILGUEIRAS DE CARVALHO; EDSON CHIL NOBRE; JOÃO CARLOS TRIGO DE LOUREIRO and ANTONIO APARECIDA DE OLIVEIRA. RESPECTIVE ALTERNATES: MAURICIO ROBERTO DE CARVALHO FERRO; MAURO MOTTA FIGUEIRA; CARLA GOUVEIA BARRETTO; LUCIANO DEQUECH; TICIANA VAZ SAMPAIO MARIANETTI; MONICA BAHIA ODEBRECHT; JOSÉ DE FREITAS MASCARENHAS; ARÃO DIAS TISSER; SERGIO BOTTINO and PAULO CEZAR FERNANDES DA SILVA and MARCUS VINICIUS DE OLIVEIRA MAGALHÃES. 9.1.5) ELECTION OF THE MEMBERS OF THE FISCAL BOARD – considering the provisions set out in article 40 of the Company’s Bylaws and in paragraph 4 of article 161 of the Corporation Law, the following sitting members and alternates of the Company’s Fiscal Board were elected or reelected, as the case may be, for a

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      term of office of one (1) year starting on this date and ending at the Ordinary General Meeting that will assess the managers’ accounts related to the fiscal year ending on December 31, 2016: (a) in a separate voting of the holders of preferred shares, with 8,093,252 favorable votes, 2,358,411 votes given by the holders of preferred shares to other candidates, 7,115,734 unfavorable votes and 24,240,392 abstentions, Mr. MARCOS GALEAZZI ROSSET, Brazilian citizen, divorced, business manager, bearer of Identity Card RG No. 6687857-5, enrolled in the CPF/MF under No. 023.216.238-70, resident and domiciled in the City of São Paulo, with business address at Av. São Paulo Antigo, nº 500, apto. 132-A, Real Parque, Morumbi, CEP 05684-011, as acting member; and Mr. LUIZ FERNANDO SACHET, Brazilian citizen, married under the partial property ruling, attorney, bearer of Identity Card RG No. 2908160-2 SSP/SC, enrolled in the CPF/MF under No. 004.726.099-80, resident and domiciled in the City of Florianópolis/SC, with business address at Rua Prefeito Osmar Cunha, 183, edifício Ceisa Center, 6º andar, bloco B, CEP. 88015-100; as respective alternate member , and (b) by unanimous vote of shareholders Odebrecht Serviços e Participações S/A, Odebrecht S/A and Petróleo Brasileiro S.A - Petrobras, shareholders representing more than 97% of the voting capital, as acting members, Messrs. ISMAEL CAMPOS DE ABREU, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 00716820 90 SSP/BA, enrolled in the CPF/MF under No. 075434415-00, resident and domiciled in Salvador/BA, with business address at Al. das Catabas, nº 180, Caminho das Árvores, Salvador/BA, CEP 41.820-440; ALUIZIO DA ROCHA COELHO NETO, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 923.502-ES SSP/ES and enrolled in the CPF/MF under No. 031.525.087-94, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 10º andar, Butantã, São Paulo/SP, CEP. 05501-050; LUIS EDUARDO QUEIROZ CASTELLO, Brazilian citizen, married under the partial property ruling, engineer, bearer of Identity Card (RG) No. 06158889-3, Detran/BA, and enrolled in the CPF/MF under No. 771.503.767-20, resident and domiciled at Av. Otavio Mangabeira, nº 3801, apto. 903, Jardim Armação, Salvador/BA, CEP 41750-240; and CRISTIANO GADELHA VIDAL CAMPELO, Brazilian citizen, single, born on August 3, 1981, attorney, bearer of Identity Card RG No. 10854676, SSP/MG and enrolled in the CPF/MF under No. 045.136.486-43, resident and domiciled at Rua Assis Bueno, nº 11, apto. 502, Botafogo, Rio de Janeiro/RJ, CEP. 22280-080, and as respective alternate members Messrs. IVAN SILVA DUARTE, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 03732230 SSP/BA, enrolled in the CPF/MF under No. 611242065-15, resident and domiciled in Salvador/BA, with address at Rua Waldemar Falcão, nº 870, apto. 1501, Torre "A", Horto Florestal, CEP 40295-010, Salvador/BA; TATIANA MACEDO COSTA REGO TOURINHO, Brazilian citizen, married under the partial property ruling, business administrator, bearer of Identity Card RG No. 0823710327 SSP/BA

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      and enrolled in the CPF/MF under No. 951.929.135-00, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 10º andar, Butantã, São Paulo/SP, CEP 05501-050; HUBERT GEORG DEIERL, Brazilian citizen, married under the partial property ruling, engineer, bearer of Identity Card RG No. 55917/D, CREA/RJ, and enrolled in the CPF/MF under No. 549.964.227-34, resident and domiciled at Av. República do Chile, nº 65, 14º andar, Centro, Rio de Janeiro/RJ, CEP 20031-912; and EDUARDO SEIXAS, Brazilian citizen, married under the partial property ruling, accountant, bearer of Identity Card RG No. 10590490-8, IFP/RJ and enrolled in the CPF/MF under No. 075.969.567-93, resident and domiciled at Av. República do Chile, n° 65, 3º andar, Centro, Rio de Janeiro/RJ, CEP: 20031-912. The members of the Fiscal Board herein elected or reelected are invested in office on the date hereof and have submitted written statements, for all legal purposes and effects of the provisions in article 37, item ii, of Law 8,934 of November 18, 1994, with the wording of article 4 of Law 10,194 of February 14, 2001, that they are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal sentence, having also submitted, in order to comply with the provisions in CVM Ruling No. 358, of January 3, 2002, written statements, pursuant to said Ruling, which were filed at the Company’s headquarters. Due to the reelections and elections resolved upon above, the Fiscal Board shall have the following composition: HOLDERS: ISMAEL CAMPOS DE ABREU; ALUIZIO DA ROCHA COELHO NETO; LUIS EDUARDO QUEIROZ CASTELLO, CRISTIANO GADELHA VIDAL CAMPELO and MARCOS GALEAZZI ROSSET. RESPECTIVE ALTERNATES: IVAN SILVA DUARTE; TATIANA MACEDO COSTA REGO TOURINHO; HUBERT GEORG DEIERL, EDUARDO SEIXAS and LUIZ FERNANDO SACHET. 9.1.6) AGGREGATE ANNUAL COMPENSATION OF THE MANAGERS – establishment, by unanimity, until subsequent resolution, for the members of the Board of Directors and the Executive Office, of the maximum aggregate annual limit of forty-one million, five hundred and fifteen thousand, one hundred and fifty-three Reais and forty-six cents (R$ 41,515,153.46), which amount includes the benefits and representation sums set forth in the main section of article 152 of the Corporation Law, and which shall be individualized by the Board of Directors, as set out in articles 25 and 26 "viii" of the Company’s Bylaws. 9.1.7) COMPENSATION OF THE FISCAL BOARD - establishment, by unanimity, that each acting member of the Fiscal Board shall receive a compensation of ten thousand, nine hundred and five Reais (R$ 10,905.00) per month, or the minimum amount set out in paragraph 3 of article 162 of the Corporation Law, whichever is higher; 9.2) EXTRAORDINARY GENERAL MEETING 9.2.1) AMENDMENT TO THE BYLAWS - approval, by unanimity, without alterations or provisos, of (i) the amendment of article 4 of the Company's bylaws to reflect the conversion of class "B" preferred shares into class "A" preferred shares, performed by the minority shareholders, according to the option established in article 6, paragraph 3 of the Company's Bylaws, whereby article

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      4 of the Company's Bylaws shall henceforth have the following wording: “The share capital is of eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, two hundred and forty-eight (797,265,248) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares, three hundred and forty-five million, two thousand, nine hundred and seventy-eight (345,002,978) are class "A" preferred shares; and five hundred and ninety-three thousand, six hundred and eighteen (593,618) are class "B" preferred shares; and (ii) restatement of the Company's Bylaws, as a result of the resolution approved herein, whereby the Company's Bylaws shall take effect with the wording contained in Exhibit II, which, after reviewed by the attendees, were initialed by the secretary and filed at the Company's headquarters, with a copy initialed by the secretary being an integral part of these minutes. 10. CLOSING: As there were no further subjects to be discussed, the Ordinary and Extraordinary General Meetings were closed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by the Shareholders that constituted the necessary quorum for the validity of the resolutions subject matter of these General Meetings, the taking of the necessary certificates by the Secretary of the Meetings having been authorized by decision therefrom. Camaçari/BA, April 6, 2016. PRESIDING BOARD: Monique Mesquita Mavignier de Lima - Chairman; Alessandra Ordunha Araripe - Secretary; SHAREHOLDERS: Odebrecht Serviços e Participações S/A (by Monique Mesquita Mavignier de Lima); Odebrecht S/A (by Monique Mesquita Mavignier de Lima); Petróleo Brasileiro S/A – Petrobras (by Leonardo Delarue de Souza Lourenço); Geração L.Par Fundo de Investimentos em Ações (by Charles Rene Lebarbenchon); BRAM – Bradesco Asset Management S.A DTVM, BRADESWCO FIA IVOBESPA PLUS, BRADESCO VIDA E PREVIDÊNCIA S.A., BRADESCO FIA MASTER PREVIDÊNCIA; BRAM FIA IBX-50, BRADESCO FI AÇÕES INFRAESTRUTURA, BRADESCO F.MP-FGTS – CARTEIRA LIVRE, BRADESCO MULTIPORTFOLIO F.M.P FGTS CL, BRADESCO FIA PREVIDENCIÁRIO GOVERNANÇA CORPORATIVA, FIA MALDIVAS, BRAM FIA IBOVESPA ATIVO, BRAM FUNDO DE INVESTIMENTO EM AÇÕES, BRAM FIA IBOVESPA, BRADESCO FIA ÍNDICE DE SUSTENTABILIDADE EMPRESARIAL, BRADSEG PARTICIPAÇÕES LTDA, BRADESCO SEGUROS S.A., BRADESCO FIA MASTER DIVIDENDOS, BRADESCO FIA SMALL CAP PLUS, BRADESCO FIA DIVIDENDOS, BRADESCO FIA MASTER INFRAESTRUTURA, BRADESCO FIA MASTER SMALL CAP, BRADESCO PRIVATE FIA MAX DIVIDENDOS, BRADESCO FIA MASTER IBOVESPA, BRADESCO FIA INDICE, BRADESCO FIA INDICE MOMENTO, BRADESCO FIA INDICE VALOR, BRADESCO FIA IDEAL, FIA PREVIDENCIÁRIO IGUAÇU FC (by Diego Alvarino Britto); ACADIAN EMERGING MARKETS EQUITY FUND; ACADIAN GLOBAL LEVERAGED MARKET NEUTRAL MASTER FUND;

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      ADVANCED SERIES TRUST - AST AQR EMERGING MARKETS EQUITY PORTFOLIO; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO; ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO; ALASKA PERMANENT FUND; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II; BRUNEI INVESTMENT AGENCY; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CATHOLIC UNITED INVESTMENT TRUST; CAUSEWAY EMERGING MARKETS FUND; CAUSEWAY EMERGING MARKETS GROUP TRUST; CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND; CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST; CC&L Q GLOBAL EQUITY FUND; CC&L Q GROUP GLOBAL EQUITY FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP TRUST; CITY OF NEW YORK GROUP TRUST; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLVANIA STATE EMPLOYEES RETIREMENT SYSTEM; COMMONWEALTH SUPERANNUATION CORPORATION; CORNELL UNIVERSITY; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; DGIA EMERGING MARKETS EQUITY FUND L.P.; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; EATON VANCE CORP.; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIRST TRUST BICK INDEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA STATE BOARD OF ADMINISTRATION; FUTURE FUND BOARD OF GUARDIANS; GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS HIGH VALUE TEILFONDS; GLOBAL TRUST COMPANY FBO AQR COLLECTIVE INVESTMENT TRUST - AQR EMERGING EQUITIES FUND; GLOBAL X BRAZIL MID CAP ETF; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMI INVESTMENT TRUST; GMO TRUST ON BEHALF OF ITS GMO TAX MANAGED INTERNATIONAL EQUITIES FUND; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVE BETA EMERGING MARKETS EQUITY ETF; GOLDMAN SACHS FUNDS - GOLDMAN SACHS GIVI GLOBAL EQUITY - GROWTH MARKETS TILT PORTFOLIO; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; HARTFORD EMERGING MARKETS EQUITY FUND; HEWLETT-PACKARD COMPANY MASTER TRUST; HP INVEST COMMON CONTRACTUAL FUND; IBM 401(K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS STATE BOARD OF INVESTMENT; INTECH EMERGING MARKETS MANAGED VOLATILITY FUND; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. REF: RB EMERGING SMALL-MID CAP EQUITY FUND; JAPAN TRUSTEE SERVICES BANK, LTD. REF: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. REF: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; KBC INVESTMENT TRUST; KBI DST EMERGING MARKET ESG FUND; KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PUBLIC LIMITED COMPANY; KLEINWORT BENSON INVESTORS INTERNATIONAL LTD MASTER CIT; LAZARD ASSET MANAGEMENT LLC; LAZARD ASSET MANAGEMENT LLC; LAZARD ASSET MANAGEMENT LLC; LAZARD EMERGING MARKETS CORE EQUITY PORTFOLIO; LAZARD EMERGING MARKETS MULTI-STRATEGY PORTFOLIO; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST; LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; MACKENZIE GLOBAL SMALL CAP GROWTH CLASS; MACKENZIE GLOBAL SMALL CAP GROWTH FUND; MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MARYLAND STATE RETIREMENT & PENSION SYSTEM; MERCER QIF FUND PLC; MGI FUNDS PLC; MGI FUNDS PLC; MINISTRY OF STRATEGY

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      AND FINANCE; MINISTRY OF STRATEGY AND FINANCE; MINISTRY OF STRATEGY AND FINANCE; MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NAV CANADA PENSION PLAN; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NORGES BANK; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTMENT FUNDS PLC; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND - LENDING; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MARKET INDEX FUND - LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND - LENDING; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND-NON LENDING; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PEAR TREE PANAGORA DYNAMIC EMERGING MARKETS FUND; PIMCO EQUITY SERIES: PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY; PRUDENTIAL WORLD FUND, INC. - PRUDENTIAL QMA INTERNATIONAL EQUITY; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS; PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST; REGIME DE RENTES DU MOUVEMENT DESJARDINS; SCHWAB EMERGING MARKETS EQUITY ETF; SPDR MSCI ACWI EX-US ETF; SPDR S&P EMERGING MARKETS SMALL CAP ETF; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA EMERGING MARKETS SELECT EQUITY FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA ENHANCED EMERGING MARKETS EQUITY FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR HET BEROEPSVERVOER OVER DE WEG; SUNSUPER SUPERANNUATION FUND; TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY POOLED FUND TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS' RETIREMENT ALLOWANCES FUND; TEACHERS' RETIREMENT SYSTEM OF OKLAHOMA; TEACHERS' RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; TEACHERS' RETIREMENT

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO., LTD. REF: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE WASHINGTON UNIVERSITY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TIFF MULTI-ASSET FUND; TRUST & CUSTODY SERVICES BANK, LTD. REF: EMERGING EQUITY PASSIVE MOTHER FUND; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS SELECT STOCK FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VIRGINIA RETIREMENT SYSTEM; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA INVESTMENT MANAGEMENT CO. LLC; WASHINGTON STATE INVESTMENT BOARD; WASHINGTON STATE INVESTMENT BOARD; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WYOMING RETIREMENT SYSTEM; BEST INVESTMENT CORPORATION; BEST INVESTMENT CORPORATION; KOOKMIN BANK AS TRUSTEE OF JPMORGAN GLOBAL EMERGING MARKET EQUITY INVESTMENT TRUST; FIDELITY FUNDS - LATIN AMERICA FUND; MOST DIVERSIFIED PORTFOLIO SICAV; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; IT NOW IMAT FUNDO DE INDICE; AQR UCITS FUNDS; BAPTIST HEALTH SOUTH FLORIDA, INC.; BRITISH COAL STAFF SUPERANNUATION SCHEME; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS-LABOR PENSION FUND; BUREAU OF LABOR FUNDS-LABOR PENSION FUND; BUREAU OF LABOR FUNDS-LABOR PENSION FUND; BUREAU OF LABOR FUNDS-LABOR PENSION FUND; CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EMERGING MARKETS EQUITIES FUND; FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND;

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

      KAPITALFORENINGEN PENSAM INVEST, PSI 50 EMERGING MARKET AKTIER; MINEWORKERS`PENSION SCHEME; MISSOURI EDUCATION PENSION TRUST; NEW YORK STATE COMMON RETIREMENT FUND; NVIT DEVELOPING MARKETS FUND; NVIT EMERGING MARKETS FUND; OHIO POLICE AND FIRE PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VIRTUS EMERGING MARKETS EQUITY INCOME FUND (by Christiano Marques de Godoy)

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

EXHIBIT I

Final Voting Summary Chart related to the ordinary general meeting

	Resolution.	Favorable	Against	Abstention
	Drawing-up of the minutes in summary form and publication without signatures	438,761,575	0	0
	Approval of the Management Report and respective Managers' Accounts and Financial Statements	438,761,575	0	0
	Approval of the Capital Budget proposal	438,761,575	0	0
	Approval of the Management Proposal for the allocation of net profits	438,761,575	0	0
	Election of the members of the Board of Directors: As indicated by the controlling party	438,761,575	0	0
	Election of the Chairman and Vice Chairman of the Company’s Board of Directors: Chairman NEWTON SERGIO DE SOUZA and Vice Chairman ERNANI FILGUEIRAS DE CARVALHO.	438,761,575	0	0
	Election of the members of the Fiscal Board indicated by the controlling party	438,761,575	0	0
Separate election by preferred shareholders of a Fiscal Board member and respective alternate	Votes to GILBERTO BRAGA as holder and ELIAS BRITTO as alternate	2,358,411	7,115,734	24.240.392
	Votes to MARCOS GALEAZZI ROSSET as holder and LUIZ FERNANDO SACHET as alternate	8,093,252	7,115,734	24.240.392
	Establishment of the aggregate annual compensation of the managers and members of the Fiscal Board	438,761,575	0	0
	Alteration of article 4 of the Company's Bylaws and restatement of the Bylaws	438,761,575	0	0

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

EXHIBIT II

BYLAWS

CHAPTER I

NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

Article 1

BRASKEM S.A. is a publicly-held company, with its principal place of business and jurisdiction in the Municipality of Camaçari, State of Bahia, which shall be governed by these Bylaws and by applicable law.

Paragraph 1 – Due to the Company's listing in the Level 1 segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), the Company, its shareholders, Managers and members of the Fiscal Board are subject to the provisions of the Level 1 Listing Rule of BM&FBovespa (“Rule”).

Paragraph 2- The Company, by an act of its Executive Office, may open, transfer or close branches, agencies and offices anywhere in the Brazilian territory or abroad.

Article 2

The purpose of the Company comprises:

a)   the manufacture, trade, import and export of chemical and petrochemical products, and petrochemical byproducts;

b)   the production, distribution and trade of utilities such as: steam, water, compressed air, industrial gas, as well as the provision of industrial services;

c)   the production, distribution and trade of electric power for its own consumption and of other companies;

d)   the participation in other companies, pursuant to Law 6,404/76, as partner or shareholder; and

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

e)   the manufacture, distribution, trade, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG) and other petroleum byproducts.

Article 3

The Company is established for an indeterminate term.

CHAPTER II

CAPITAL AND SHARES

Article 4

The share capital is of eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty cents (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, two hundred and forty-eight (797,265,248) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares, three hundred and forty-five million, two thousand, nine hundred and seventy-eight (345,002,978) are class "A" preferred shares; and five hundred and ninety-three thousand, six hundred and eighteen (593,618) are class "B" preferred shares.

Paragraph 1 - The Company is authorized, by resolution of the Board of Directors, to increase, regardless of an amendment to the Bylaws, the Share Capital until it reaches the total amount of one billion, one hundred and fifty-two million, nine hundred and thirty-seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty-five million, six hundred and sixty-one thousand, seven hundred and thirty-one (535,661,731) shall be common shares, six hundred and sixteen million, six hundred and eighty-two thousand, four hundred and twenty-one (616,682,421) shall be class "A" preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) shall be class "B" preferred shares, it being certain that the number of preferred shares without voting right or with restricted voting right may not exceed the limit of 2/3 of the total capital of the Company (“Authorized Capital”).

Paragraph 2 - The proportion previously verified between the number of shares of the several classes of preferred shares of the Company may be changed, waiving the formality set out in article 136, paragraph 1 of Law 6,404/76.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Article 5

The class "B" preferred shares shall be paid up with the funds set forth in the legislation regarding tax incentives for the Northeast region undertakings.

Sole Paragraph - The shares paid up with funds deriving from the Northeast Region Investment Fund [Fundo de Investimentos do Nordeste] - FINOR, created by Decree-law 1,376, of December 12, 1974, are necessarily registered and non-transferable for the term of four (4) years as of the date they are exchanged by such Fund with investors, pursuant to article 19 of Decree-law 1,376/74, except when they are exchanged with the individuals referred to in the sole paragraph of article 3 of such Decree-law.

Article 6

All shares of the Company are in the book-entry form and shall be kept in an escrow account with a financial institution in the name of the holders thereof, without the issuance of certificates.

Paragraph 1 - The cost of the share ownership transfer service that is charged by the depositary financial institution may be passed on to the shareholder, as established in paragraph 3 of article 35 of Law 6,404/76.

Paragraph 2 – The General Meeting may authorize the conversion of class "A" preferred shares into common shares, by resolution of the majority of the Company's voting capital; however, it shall establish: a) the number of shares to be converted; b) the exchange ratio to be applied on the conversion; and c) the time of conversion of shares.

Paragraph 3 - Once the non-transferability term set forth in special legislation has lapsed, the class "B" preferred shares may be converted into class "A" preferred shares at any time, upon written request to the Company, at the ratio of two (2) class "B" preferred shares to each class "A" preferred shares.

Paragraph 4 - All of the Company's shares shall be entitled to the tag-along right in the event of disposal of the Company's control, for the same price per share paid to the seller(s), subject to the provisions in Chapter III of these Bylaws.

Article 7

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

The subscription and paying-up of the shares shall comply with the following criteria:

a) the issue, quantity, price, types or kinds and classes of shares to be issued by the Company shall be established, as applicable, by the General Meeting or by the Board of Directors, in the latter case, always observing the Authorized Capital;

b) the initial minimum amount of realization of the shares that are subscribed shall be that set forth by law;

c) the deadline for paying up the subscribed shares shall be established by the Board of Directors or by the General Meeting, as applicable, at the time of each capital call;

d) the paying-up of shares with assets other than currency credits shall require approval by the General Meeting;

e) there shall not exist any preemptive right for the subscription of shares issued under the terms of the special Law on tax incentives (article 172, sole paragraph, of Law 6,404/76); also, the holders of shares subscribed with funds deriving from tax incentives shall not have a preemptive right for the subscription of any new shares.

f) without prejudice to the provisions in the sole paragraph below, in the exercise of the preemptive right for the subscription of new shares and/or other securities issued by the Company, the shareholders are assured of the term of thirty (30) days to carry out the subscription, counted as from the date of publication of the respective notice to the shareholders;

g) subscription bonds may be issued by resolution of the Board of Directors within the limit of the Authorized Capital.

Sole Paragraph - Except where common shares, or other securities convertible into common shares, are issued, the Board of Directors or the General Meeting, as applicable, may exclude the preemptive right for the former shareholders, or reduce the respective term, in any issues of shares, debentures and subscription bonds or other securities, the placement of which is made upon sale in stock exchange, public subscription or exchange of shares in a public offering for acquisition of control, as set forth by law.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Article 8

Each common share gives the right to one vote in the resolutions of the General Meeting.

Article 9

The preferred shares shall not be entitled to vote, but shall enjoy the following privileges:

a) classes "A" and "B" preferred shares shall have equal priority in the yearly distribution of non-cumulative minimum dividends of six percent (6%) over the unit value thereof, as defined in item “g” below, according to the profits available for distribution to the shareholders. Such dividends shall be paid, except by resolution of the General Meeting or the Board of Directors, in the event of distribution of interim dividends (article 44, paragraph 4), within sixty (60) days as of the date they are declared and, in any case, within the fiscal year:

b) the common shares shall only be entitled to dividends after payment of dividends on the preferred shares referred to in item “a” of this article;

c) after the provision in item “a” of this article is complied with and the common shares are granted dividends of six percent (6%) on their unit value, as defined in item “g” below, the class "A" preferred shares shall be afforded equal conditions in relation to the common shares in the distribution of the remaining profits. The class "B" preferred shares shall not participate in the remaining profits after they have received the minimum dividends referred to in item "a" of this article;

d) only common shares and class "A" preferred shares shall participate in the Company's distribution of shares resulting from the merger of the share capital reserves;

e) the classes “A” and “B” preferred shares are given priority in the reimbursement of capital;

f) the subscribed shares shall be paid up by FINOR by deposit of the corresponding amount to a blocked account with Banco do Nordeste do Brasil S.A., in the name of the Company, which will be released immediately after submission of the publication, in the Official Gazette, of the Certificate of filing with the Commercial Registry of the Minutes of the Board of Directors' Meeting that resolves on the subscription;

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

g) the unit value of the shares shall be obtained by dividing the share capital by the total outstanding shares.

Sole Paragraph - The nonvoting preferred shares with fixed or minimum dividends, when issued, shall acquire the right to exercise such right if the Company fails to pay the fixed or minimum dividends to which they are entitled during three consecutive fiscal years, and they shall maintain such right until payment, if such dividends are not cumulative, or until they accrued dividends overdue are paid, all in accordance with paragraph 1 of article 111, of Law 6,404/76.

CHAPTER III

TAG-ALONG RIGHT

Article 10

If the Company's controlling party(ies) dispose of the Company's control at any time, such seller(s) are hereby obligated to insert in the instrument regulating such disposal an obligation of the purchaser(s) to, within thirty (30) days as of the formalization of the transfer of the shares representing the control at the financial institution in charge of the custody of the Company's shares, make a public offer for all of the shares issued by the Company, regardless of the type or class thereof, for the same price per share paid to the seller(s).

Article 11

For the purposes of article 10 above, 'control transfer' means the sale, assignment and/or transfer of shares representing the Company's control, which takes from the seller the condition of controlling party in relation to the Company, either individually or jointly with third parties, to any company that (a) does not control, directly or indirectly, the seller; (b) is not controlled either directly or through participation in a control block by the seller's controlling parties; or (c) is not controlled, either directly or indirectly, by the seller.

Sole Paragraph – Notwithstanding the provisions in article 11 above, the sale, assignment and/or transfer of the Company's shares among shareholders pertaining to the control block and/or to signatories of shareholders’ agreements of the Company, regulating the exercise of political rights associated with the shares of the control block, shall not be characterized as transfer of control.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Article 12

The tag-along right set out in this Chapter III shall not apply in case the transfer of the Company's control occurs: (a) due to a court decision or act, such as attachment or adjudication in execution, or (b) due to a final decision from the regulatory bodies, including the Administrative Council for Economic Defense [Conselho Administrativo de Defesa Econômica] – CADE, ordering the controlling shareholder(s) of the Company to dispose of all or any of the Company's shares held thereby.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13

The following are the permanent bodies of the Company:

a) General Meeting;

b) Board of Directors;

c) Executive Office;

d) Fiscal Board.

CHAPTER V.

GENERAL MEETING.

Article 14

General Meetings shall be held ordinarily within the first four months following the end of each fiscal year; and extraordinarily whenever the Company's interests so require.

Sole Paragraph - The General Meeting shall be called by the Board of Directors or pursuant to law.

Article 15

Call notice for the General Meeting shall be made by the press, observing the legal provisions.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Article 16

Only the shareholders whose shares are held in escrow by the financial institution indicated by the Company, up to eight (8) days prior to the date of the General Meeting, may take part of the General Meeting.

Paragraph 1 - The shareholder may be represented by a proxy, pursuant to the provisions of law and the rules enacted by the Brazilian Securities Commission.

Paragraph 2 – For purposes of exercise of the right set out in paragraph 4 of article 141 of Law 6,404/76, the shareholders shall evidence to the Meeting their uninterrupted ownership of the minimum share interest required by such provision during the period of three (3) months immediately prior to the General Meeting and will be able to exercise such right only in relation to the shares that fulfill such requirement.

Paragraph 3 – After they have signed the Attendance Book, the shareholders shall choose the Chairman and the Secretary, who shall direct the General Meeting works.

Article 17

The General Meeting shall, in addition to other duties ascribed thereto by law, resolve on the following matters:

(i)         change of the preferences, advantages and/or conditions for redemption or amortization of one or more classes of preferred shares into which the Company's share capital is divided;

(ii)        creation of classes of more favored preferred shares in relation to the existing classes;

(iii)       conversion of preferred shares into the Company's common shares;

(iv)      participation in a group of companies, as defined in article 265 of Law 6,404/76;

(v)        amendments to the Bylaws;

(vi)      increase or reduction in the Company's share capital beyond the limit of the authorized capital, as well as redemption or amortization of the shares thereof;

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

(vii)     transformation, consolidation, spin-off, merger or takeover of shares involving the Company;

(viii)    increase or reduction in the number of members of the Board of Directors of the Company;

(ix)      request for bankruptcy, judicial or extrajudicial reorganization of the Company, or also, winding-up, liquidation or lifting of its liquidation;

(x)       change of the policy on dividends or mandatory minimum dividends set out in the Company's Bylaws;

(xi)      issuance by the Company of debentures convertible into common shares or subscription bonds, observing the provisions in article 26 (xxiii) below;

(xii)     decision regarding delisting or, if delisted, the obtaining of a new registration for the Company as a publicly-held company;

(xiii)    appraisal of the assets contributed by the shareholder to the increase in the share capital;

(xiv)   election and replacement of the members of the Board of Directors and the Fiscal Board.

(xv)    determination of the annual compensation of the managers.

CHAPTER VI.

BOARD OF DIRECTORS

Article 18

The Company's Board of Directors shall be made up of eleven (11) members and their respective alternates, whether or not shareholders, resident in Brazil or abroad, elected and removable at any time by the General Meeting.

Article 19

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

The General Meeting shall define, among the members of the Board of Directors, the Chairman and Vice-Chairman, and may replace them at any time, subject to the provisions in the Shareholders' Agreements filed at the Company's principal place of business.

Sole Paragraph- The office of Chief Executive Officer and Chairman of the Board of Directors cannot be occupied by the same person, except in the cases and under the terms set out in the Rules.

Article 20

The members of the Board of Directors shall have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors shall be invested in their offices upon signing of the instruments of investiture drawn up in the Book of Minutes of the Board of Directors' Meetings, as well as of the other documents required by applicable law and the Term of Consent of the Managers, set forth in the Rules and in the Company's policies in force, and shall remain in their offices until the investiture of their successors.

Article 21

The term of office of the Chairman and Vice Chairman shall be two (2) years, with reelection being permitted.

Article 22

In their absences or temporary impairment, the members of the Board of Directors shall be replaced by their respective alternates. In the absence or temporary impairment of the Chairman, the Vice Chairman shall act as Chairman of the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and Vice Chairman, the Chairman shall appoint, among the other members of the Board, the individual who will replace him/her as Chairman of the Board of Directors.

Article 23

In the case of vacancy in the position of Board Member, the substitute shall automatically be the respective alternate in case another Board Member is not appointed by the remaining Board Members among the alternate Board Members, observing the provisions in the Shareholders' Agreements filed at the Company's principal place of business, who shall act until the first General Meeting in which his/her name may be ratified or replaced by the shareholders. The substitute appointed to fill the vacancy shall act as such during the remaining term of the member being replaced.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Article 24

The Board of Directors shall meet ordinarily every three (3) months and extraordinarily whenever the Chairman, Vice Chairman or any two (2) of its members call such meeting.

Paragraph 1 - The period from the day the meeting is called up to the day the Board of Directors' meeting is actually held shall be of at least ten (10) days, unless the majority of its acting members establish a shorter term, provided it is not less than forty-eight (48) hours; a detailed agenda must be provided.

Paragraph 2 - The Board of Directors shall only take resolutions with the presence of the majority of its acting members, and any Board Member may be represented by any full member or alternate of the Board, designated thereby. Resolutions shall be taken by majority vote, observing the provisions in the Shareholders' Agreements filed at the Company's principal place of business.

Article 25

The aggregate annual compensation of the Company’s managers shall be established by the General Meeting, and the individual compensation shall be established by the General Meeting.

Article 26

It is incumbent upon the Board of Directors to:

(i)            set the general guidelines for the business of the Company;

(ii)           decide regarding operational or expansion investments of the Company and its controlled companies in an amount greater than one hundred million Reais (R$ 100,000,000.00);

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

(iii)          decide regarding the Business Plan of the Company, which must include, among other items, the corporate and strategic goals in the short, medium and long terms and the annual and multiannual budgets, and monitor the execution thereof;

(iv)         approve proposals for general application policies, including the contracting of insurance, of the Company;

(v)          pronounce itself regarding the managerial report and the financial statements at the end of each financial year, as well as regarding the proposal for distribution of the net profit appraised and the destination of the reserves;

(vi)         approve the Operating Rules of the Board of Directors, which shall set forth, among other matters, regarding the creation of an Office and of specialized committees to support the Board of Directors in the deliberation process, as well as approve any Internal Rules of the referred committees;

(vii)        approve the criteria for attributing participation to the employees in the results of the Company;

(viii)       elect and dismiss the Directors of the Company and establish their duties and respective compensation, observing the overall funds set forth by the General Meeting, the provisions in these Bylaws and in Shareholders’ Agreements filed at the principal place of business of the Company;

(ix)         inspect the management of the Directors, examine, at any time, the books and papers of the Company, request information regarding agreements executed or about to be executed, and regarding any other acts;

(x)          appoint and substitute independent auditors of the Company and of its controlled companies;

(xi)         call the Ordinary and Extraordinary General Meeting;

(xii)        submit to the General Meeting proposals pertaining to the merger, spin-off, consolidation, consolidation of shares involving the Company or its dissolution and statutory reform, including increasing the Authorized Capital;

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

(xiii)       decide regarding the participation of the Company in corporations, partnerships, associations, both for profit and non-profit, or consortiums;

(xiv)      approve the acquisition of assets (excluding those categorized under item xv below) and the contracting of services of any nature by the Company and any of its controlled companies in annual amounts greater than two hundred million Reais (R$ 200,000,000.00), by agreement or sequence of similar agreements within the same transaction, provided it is in compliance with the Business Plans of the Company;

(xv)       approve the acquisition of assets for the non-current assets (registered in the item “investments”) of the Company or of its controlled companies, in transactions that contemplate, per transaction or jointly per financial year, amounts greater than thirty percent (30%) of the non-current assets of the Company, according to the last annual balance sheet disclosed;

(xvi)      approve the execution of free lease, disposal, assignment or transfers involving the assets of the non-current assets of the Company or of its controlled companies in transactions that contemplate, per transaction or jointly per financial year, amounts greater than ten percent (10%) of the non-current assets of the Company, according to the last annual balance sheet disclosed;

(xvii)     decide regarding the encumbrance, disposal or conditional sale of the assets of the non-current assets of the Company or of its controlled companies in transactions that contemplate, per transaction or jointly per financial year, amounts greater than twenty percent (20%) of the non-current assets of the Company, according to the last annual balance sheet disclosed, or three hundred and fifty million Reais (R$ 350,000,000.00), provided that these limits shall not apply to the encumbrance, assignment or conditional sale by the Company or by its controlled companies of any asset of the non-current assets made in order to guarantee (a) the financing of the acquisition of this asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii)    decide regarding agreements, except those involving the supply of raw materials, between the Company or any controlled company of the Company on the one part and, on the other part, any of its shareholders holding common shares, any manager of the Company, of its controlling company or of its controlled             companies, or their respective related parties, in amounts greater than five million Reais (R$ 5,000,000.00) per transaction or jointly greater than fifteen million Reais (R$ 15,000,000.00) per financial year;

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

(xix)      set, on an annual basis, the limits, per transaction, within which the Directors, observing the provision set forth in article 37, may, without prior authorization of the Board of Directors, contract loans, financing or capital market transactions, the legislation or applicable regulation of which does not require the authorization of the Board of Directors or of the General Meeting, in the Country or abroad;

(xx)       decide regarding the concession of guarantees by the Company or by its controlled companies in any amount, with regard to obligations assumed by third parties that are not controlled companies of the Company;

(xxi)      deliberate, within the limit of the Authorized Capital, regarding the issue of shares and subscription bonuses, as well as regarding the issue, by the Company, of promissory notes for public distribution (“commercial paper”);

(xxii)     approve the program for the repurchasing of shares of the Company or of any publicly-held controlled company of the Company for maintenance in treasury or delisting, as well as the subsequent disposal or delisting of the respective shares, observing the legal provisions and the rules enacted by the Securities and Exchange Commission;

(xxiii)    approve the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxiv)    approve the granting by the Company, within the limit of the Authorized Capital, and in accordance with the plan approved by the General Meeting, option for the purchase of shares held by its managers or employees, or to individuals who provide services to the Company or to a company under the control thereof;

(xxv)     approve the creation or granting of options for the purchase and sale of shares by the Company and/or by its controlled companies, and in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in the referred controlled company of the Company;

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

(xxvi)    approve the issue by the Company and by its controlled companies of promissory notes regulated by the Securities and Exchange Commission;

(xxvii)   instruct the representatives of the Company at its controlled companies to exercise the right to vote, with regard to the matters set forth (a) in items i; ii; iii; vi; vii; and xi; in these cases, provided they involve the admission of another shareholder other than the Company and/or other controlled companies of the Company; (b) in item v, in cases with regard to an amendment of the corporate purpose; and (c) in items ix and xii, all from article 17 of these Bylaws, always with the exception of cases involving operations and transactions already approved by the Board of Directors;

(xxviii)   deliberate, to the extent of the competence thereof, regarding cases of omission in these bylaws; and

(xxix)    authorize the waiver of the right to the subscription of shares or debentures convertible into shares of subsidiaries, controlled companies, provided it does not entail the loss of control on the part of the Company, or of affiliates, provided it results in an alteration greater than 5% of the interest held by the Company.

Article 27

It is incumbent upon the Chairman of the Board of Directors, observing the provisions set forth in the Operating Rules of the Board of Directors, to:

a) call and preside over the meetings of the Board of Directors; and

b) call the General Meeting, provided he/she is authorized to do so by the Board of Directors.

Article 28

It shall be incumbent upon the Vice-Chairman or, in the absence thereof, to whomever the Chairman appoints pursuant to article 22, to substitute the Chairman in case of the absence or incapacitation thereof and, also, in case of vacancy, occupy the position of Chairman until the election of a new one.

CHAPTER VII

EXECUTIVE OFFICE

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Article 29

The Executive Office is composed of at least four (4) and a maximum of ten (10) members, one of which must be the Chief Executive Officer, elected by the Board of Directors, and who may be dismissed thereby at any time, observing the provisions in the Shareholders Agreements filed at the principal place of business of the Company.

Article 30

The term of office of the Executive Office shall be of three (3) years.

Sole Paragraph - The Directors shall be vested in their positions upon the signature of deeds of investiture drawn up in the Book of Minutes of Meetings of the Executive Office, as well as the other documents required by the applicable legislation and the Instrument of Consent of the Managers, set forth in the Rules and in the policies in effect at the Company, and shall remain in their positions, in the full exercise of their powers, until the investiture of their substitutes.

Article 31

In the absence and incapacitation of any of the Directors, it shall be incumbent upon the Chief Executive Officer to appoint the respective substitute thereof from among the other Directors, who shall accumulate the duties thereof, observing the provisions set forth in the Shareholders’ Agreements filed at the principal place of business of the Company.

Sole Paragraph – In the event of temporary absence or incapacitation of the Chief Executive Officer, it shall be incumbent upon the Chairman of the Board of Directors to designate a substitute.

Article 32

In the event of vacancy of the position of Director, it shall be incumbent upon the Board of Directors to elect the substitute who will exercise the position for the remaining period of the term of office, observing the provisions in the Shareholders’ Agreements filed at the principal place of business of the Company.

Article 33

It shall be incumbent upon the Executive Office to:

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

a) practice any and all acts necessary for the operation of the Company, except those which, according to Law or to these Bylaws, are under the responsibility of other bodies;

b) prepare the annual management report, the financial statements and the proposal for the destination of the results of the financial year, to be submitted to the Board of Directors and to the General Meeting;

Article 34

It shall be incumbent upon the Chief Executive Officer to:

a) propose to the Board of Directors the organizational macro-structure of the Company;

b) define the scope of responsibility and coordinate the actions of the Directors in the execution of the Business Plan of the Company;

c) call and preside over the meetings of the Executive Office;

d) submit the Business Plan for the approval of the Board of Directors; and

e) propose to the Board of Directors policies for general application at the Company.

Article 35

It shall be incumbent upon the other Directors to practice the acts and to manage the duties defined in the basic administrative structure.

Sole Paragraph – Without prejudice to the provision set forth in Article 37 of these Bylaws, it shall be incumbent upon any two (2) Directors to represent the Company as plaintiff or defendant, both in and out of court.

Article 36

The Company has the option of appointing attorneys-in-fact, with the respective instrument necessarily signed by two members of the Executive Office.

Sole Paragraph – The powers of attorney must specify the powers granted and the duration thereof, which must be limited to a maximum of one (1) year, with the exception of those granted to attorneys for the representation of the Company in legal or administrative proceedings, or those that essentially set forth the exercise thereof until the conclusion of the matter or proceedings.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Article 37

With the exceptions set forth in these Bylaws, the Company shall only assume obligations with the joint signature of:

a) two (2) Directors; or

b) one Director and one Attorney-in-Fact or two Attorneys-in-Fact with specific powers granted pursuant to Article 36 of the Bylaws.

Paragraph 1 – The following acts may be signed by only one (1) Director, or by one (1) of the Attorneys-in-Fact appointed pursuant to the Bylaws:

a) endorsement of checks and orders of payment for bank deposit in the account of the Company;

b) authorization for the transaction of the blocked account of the Unemployment Guarantee Fund (FGTS);

c) registration and issue of documents related to labor, tax and customs matters and digital certification; and

d) receipt of any amounts due, signing the receipts and providing release.

Paragraph 2 – In special cases, express powers may be granted to a single Director or Attorney-in-Fact for the practice of acts specified in the respective instruments, observing the rule set forth in Article 36 of the Bylaws.

Article 38

The Executive Office shall meet whenever called by the Chief Executive Officer.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Sole Paragraph - The Executive Office may meet with the presence of at least half of its current members, one of which must be the Chief Executive Officer or the substitute thereof, pursuant to article 31, Sole Paragraph.

Article 39

The Executive Office is prohibited from:

a) contracting loans at institutions other than banks that integrate the official or private banking network, in the Country or Abroad, except through the express authorization of the Board of Directors;

b) the practice of acts of any nature regarding businesses or transactions foreign to the corporate purposes, such as the provision of guarantees for third party obligations, except to the wholly-owned controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER VIII

FISCAL BOARD

Article 40

The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, observing the provisions set forth in the Shareholders’ Agreements filed at the principal place of business of the Company, shall operate in a permanent manner, pursuant to law.

Sole Paragraph – The holders of preferred shares without voting rights, or with restricted votes, shall have the right to elect a member and the respective alternate thereof. Equal right shall be assured to the minority shareholders, provided they jointly represent ten percent (10%) or more of the shares with voting rights.

Article 41

The term of office of the Fiscal Board shall be of one (1) year, with re-election permitted, such that the election must always occur at the Ordinary General Meeting.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Paragraph 1 – The Board Members shall be vested in their positions upon the signature of deeds of investiture drawn up in the Book of Minutes of Meetings of the Fiscal Board, as well as the other documents required by the applicable legislation and of instrument of consent and/or adhesion to the policies in effect at the Company, and shall remain in their positions, in the full exercise of their powers, until the investiture of their substitutes.

Paragraph 2 – In case of the vacancy of a Board Member position, the substitute shall automatically become the respective alternate thereof in case another Board Member is not appointed by the remaining alternate Board Member, observing the provisions set forth in the Shareholders Agreements filed at the principal place of business of the Company, and shall remain in office until the first General Meeting, in which their name may be ratified or replaced by the shareholders. The substitute appointed to occupy the vacant position must fulfill the remainder of the term of office of the substituted member.

Paragraph 3 – The Fiscal Board must adopt individual Regulations that will set forth procedures with regard to their duties.

Article 42

The members of the Fiscal Board shall be entitled to compensation to be set forth by the Meeting that elects them, observing the provisions of Law in this regard.

CHAPTER IX

FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS

Article 43

The financial year begins on January 1 and ends on December 31 of each year.

Article 44

The financial statements set forth by Law shall be prepared at the end of each financial year, based on the commercial bookkeeping of the Company.

Paragraph 1 - The participations in the profits possibly granted to the managers of the Company by resolution of the Ordinary General Meeting, which shall only approve the distribution of such participation after assuring the minimum dividends set forth in article 9, letter “c” of the Bylaws, for the common shares, shall be deducted from the results of the financial year, observing the legal limits, after the absorption of the cumulative losses and the deduction of the Income Tax provision.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Paragraph 2 – From the net profits verified pursuant to Law, five percent (5%) shall be deducted for the constitution of a Legal Reserve Fund, until such fund reaches the value corresponding to twenty percent (20%) of the share capital.

Paragraph 3 – The shareholders shall have the right to receive as mandatory dividend twenty-five percent (25%) of the net profit of the financial year, appraised at the end of each financial year, pursuant to law, observing the legal and statutory advantages of the preferred shares. When the value of the priority dividend paid for the preferred shares is greater than or equal to 25% of the net profit for the financial year, calculated pursuant to article 202 of Law 6.404/76, the full payment of the mandatory dividend has been characterized. In case of surplus of the mandatory dividend after the payment of the priority dividend, this surplus shall be applied:

a) in the payment of the common shares, to a dividend up to the limit of the priority dividend of the preferred shares;

b) in case of any remaining amount, it shall be applied in an additional dividend for the common shares and for the class “A” preferred shares, under equal conditions, in order for each common share or preferred share of such class to receive the same dividend.

Paragraph 4 – The Company shall have the option to compile quarterly and/or half-yearly balance sheets. In case of profits in these balance sheets, there may be the early distribution of dividends, observing the provisions set forth by law, by prior resolution of the Board of Directors, with the “ad-referendum” distribution of the General Meeting hereby prohibited.

Paragraph 5 - The Board of Directors may declare intermediary dividends based on the reserve account of existing profits in the last annual or half-yearly balance sheets.

Paragraph 6 - The Company, by resolution of the Board of Directors, may pay interest on net equity to its shareholders, pursuant to article 9, paragraph 7, of Law 9.249 of December 26, 1995 and the relevant legislation, attributing the amount of the interest paid or credited to the value of the priority dividend for the preferred shares and to the mandatory dividend, set forth in these Bylaws in its article 9 and in paragraph 3 of this article 44, respectively.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Article 45

The dividends and the interest on net equity, object of paragraph 6 of Article 44, attributed to the shareholders shall not render interest and, if not claimed after three (3) years counted from the data of the start of payment of each dividend or interest on net equity, shall inure on behalf of the Company.

CHAPTER X

SHAREHOLDERS AGREEMENTS

Article 46

The Shareholders’ Agreements duly registered at the principal place of business of the Company which, among other provisions, set forth in clauses and conditions for the purchase and sale of shares issued by the Company the preference for the acquisition thereof, the exercise of voting rights, or power of control, which must be observed by the Company, by its Management and by the Chairman of the General Meetings.

Sole Paragraph – The obligations and responsibilities resulting from such agreements shall be valid and binding upon third parties, as soon as such agreements have been duly annotated in the registration books of the Company. The managers of the Company shall ensure the observance of these agreements and the Chairman of the General Meeting or of the meetings of the Board of Directors, as the case may be, must act in accordance with the provisions set forth by Law.

CHAPTER XI

MISCELLANEOUS

Article 47

The Company shall be wound-up in the cases set forth by Law.

Braskem S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 6, 2016

Sole Paragraph – In case of the extrajudicial winding-up of the Company, it shall be incumbent upon the General Meeting to determine the method of liquidation, elect the liquidator and the Fiscal Board to operate during the liquidation phase.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2016
BRASKEM S.A.

By:	/s/ Pedro Freitas

	Name:	Pedro Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.